SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)
                                 AMENDMENT NO. 1


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)


                          CHARYS HOLDING COMPANY, INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                   161420 10 4
                                 (CUSIP Number)



                                  JANET RISHER
            9444 WAPLES STREET, SUITE 290 SAN DIEGO, CALIFORNIA 92121
                                 (858) 646-7410
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 27, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec. 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box [_].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Janet Risher
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [_]
                                                                                  (b) [X]

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3      SEC USE ONLY

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4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
       OO
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS
       2(d) or 2(e)                                                                   [_]
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6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
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  NUMBER OF   7        SOLE VOTING POWER
   SHARES              527,332 shares of the common stock of the Issuer
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
  PERSON
   WITH
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              8        SHARED VOTING POWER
                       647,332
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              9        SOLE VOTING POWER
                       527,332 shares of the common stock of the Issuer
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              10       SHARED DISPOSITIVE POWER
                       647,332
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       647,332 shares of the common stock of the Issuer
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES          [_]
       (SEE INSTRUCTIONS)
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.40 percent of the common stock of the Issuer.
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14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN
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ITEM 1.  SECURITY  AND  ISSUER.

     This statement relates to the common stock of Charys Holding Company, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1117 Perimeter Center West, Suite N 415, Atlanta, Georgia 30338.

ITEM 2.  IDENTITY  AND  BACKGROUND.

     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this amended Schedule 13D is hereby filed by Janet Risher, an individual (the "Reporting Person"). The Reporting Person's business address is 9444 Waples Street, Suite 290 San Diego, California 92121. The Reporting Person is a private investor. However, her husband, Richard Mangiarelli, is a director of the Issuer. Mr. Mangiarelli is deemed to be the owner of 120,000 shares of the common stock of the Issuer.

     During the last five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors),
(b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The  Reporting  Person  is  a  citizen  of  the  United  States of America.

     On December 5, 2003, Richard F. Schmidt, Richard Mangiarelli and Mark N. Pardo executed a Stock Purchase Agreement, pursuant to which the Mr. Mangiarelli purchased from Mr. Pardo 10,925,752 shares of the common stock of the Issuer. The purchase price for the 21,851,503 shares (the total number sold by Mr. Pardo to Messrs. Schmidt and Mangiarelli pursuant to the Stock Purchase Agreement), consisted of $90,000 paid at closing, and a promissory note in the amount of $160,000, dated December 5, 2003, and attached as an exhibit to the previously filed Schedule 13D by the Reporting Person on July 21, 2004. Messrs. Schmidt and Mangiarelli each contributed one-half of such purchase price, which has been paid in full.

     On February 24, 2004, Messrs. Schmidt and Mangiarelli were each issued 500,000 shares of the Series A preferred stock of the Issuer, for a consideration of $5,000 paid by each of them in the form of services rendered. On all matters submitted to a vote of the Issuer's stockholders, including, without limitation, the election of directors, a holder of shares of the Series A preferred stock is entitled to the number of votes on such matters equal to the number of shares of the Series A preferred stock held by such holder multiplied by 250. Holders of shares of the Series A preferred stock do not have the right to convert their shares of the Series A preferred stock into shares of the Issuer's common stock.

     As previously reported in a Schedule 13D filed by the Reporting Person on July 21, 2004, Mr. Mangiarelli transferred to the Reporting Person, the 10,925,752 shares of the common stock of the Issuer acquired from Mr. Pardo, along with the right to acquire the 500,000 shares of the Series A preferred stock he purchased from the Issuer.

     On February 27, 2004, the Reporting Person agreed to sell all of her 10,925,752 shares of the common stock of the Issuer and Mr. Schmidt agreed to sell all of his 10,925,751 shares of the common stock of the Issuer to Billy V. Ray, Jr., pursuant to a Stock Purchase Agreement. A copy of the Stock Purchase Agreement was included as an exhibit by Mr. Ray in connection with a Schedule 13D filed on March 10, 2004. Included in the sale to Mr. Ray were the 500,000 shares of the Series A preferred stock of the Issuer which each of the Reporting Person and Mr. Schmidt had a right to purchase. The Stock Purchase Agreement was subsequently amended on May 25, 2004 and August 16, 2005. As a result of the August 16, 2005 amendment, the Stock Purchase Agreement was deemed to have closed and the title to all of the shares covered thereby was transferred to Mr. Ray, effective as of February 27, 2004, subject to his continuing obligation to pay for the shares, pursuant to a Second Amended Promissory Note. The shares continue as security for the note as provided in that certain Amended and Restated Stock Pledge Agreement dated August 16, 2005.

     The shares of the common stock of the Issuer purchased by Mr. Ray from the Reporting Person and Mr. Schmidt were the subject of a one for 10 reverse split of the common stock of the Issuer as a result of the change of domicile of the Issuer on June 25, 2004. Consequently, the 21,851,503 shares of the Issuer's common stock held by Mr. Ray were changed into 2,185,150 shares. The 1,000,000 shares of the Series A preferred stock of the Issuer held by Mr. Ray were not affected by the reverse split of the common stock.

     Copies of the Second Amendment to Stock Purchase Agreement as of August 16, 2005, the Second Amended Promissory Note and the Amended and Restated Stock Pledge Agreement resulting from such amendment on August 16, 2005 are attached as exhibits to this amended Schedule 13D. The Stock Purchase Agreement as amended and restated on May 25, 2004 was filed as an exhibit to the Issuer's Form 8-K/A on June 1, 2004.

     The Stock Purchase Agreement between Ms. Risher, Mr. Schmidt and Mr. Ray contains a requirement that for so long as Mr. Ray owns the shares of the Issuer's common stock purchased thereunder, he agrees to vote his shares to not increase the number of directors to more than 11 members and to elect or retain as directors Richard Mangiarelli and John Jordan for a period of three years from the date of the Stock Purchase Agreement.

     Following the effective transfer to Mr. Ray on February 27, 2004, the Reporting Person did not own any shares of the Issuer. On March 18, 2005, the Reporting Person received 400,000 shares of the Issuer's common stock in connection with a Consulting Agreement between the Issuer and the Reporting Person dated February 27, 2004. On April 11, 2005, the Reporting Person transferred 400,000 of the Issuer's common stock. On June 6, 2005, the Reporting Person purchased 240,000 shares of the common stock of the Issuer. The Reporting Person has the right to acquire an additional 1,500,000 shares of the Issuer's common stock pursuant to the Consulting Agreement, of which 287,332 shares are currently issuable. The 287,332 shares which are currently issuable are included in the 647,332 shares reflected in this Schedule 13D as being owned by the Reporting Person and her husband, Mr. Mangiarelli. A copy of the Consulting Agreement was filed as an exhibit to the Form 8-K filed by the Issuer on March 10, 2004.

ITEM 3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     See  Item  2,  above.

ITEM 4.  PURPOSE  OF  TRANSACTION.

     The Reporting Person acquired the 400,000 shares of the common stock of the Issuer on March 18, 2005 as compensation for consulting services performed by the Reporting Person under the Consulting Agreement. The Reporting Person purchased the 240,000 shares of the common stock of the Issuer on June 6, 2005 as an investment. The right by the Reporting Person to acquire an additional
287,332 shares of the common stock of the Issuer will be in payment for consulting services under the Consulting Agreement.

     The Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

     1. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     2. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     3. Any material change in the present capitalization or dividend policy of the Issuer;

     4. Any other material change in the Issuer's business or corporate structure;

     5. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     6. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     7. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     8.   Any  action  similar  to  any  of  those  enumerated  above.

ITEM 5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     The Reporting Person may be deemed to be the beneficial owner of 647,332 shares of the common stock of the Issuer, which constitute approximately 5.40 percent of the outstanding shares of the common stock of the Issuer. The Reporting Person has the sole power to vote and to dispose of all shares of the common stock of the Issuer owned by her directly.

     Other than the transactions described in Items 3 and 4 above, there have been no transactions in the common stock of the Issuer by the Reporting Person during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as stated herein, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

   EXHIBIT NO.                                IDENTIFICATION OF EXHIBIT
   -----------                                -------------------------

       1        Second Amended Stock Purchase Agreement between Janet Risher, Richard F. Schmidt and
                Billy V. Ray, Jr., dated August 16, 2005.
       2        Second Amended Promissory Note dated August 16, 2005, by Billy V. Ray, Jr., as the Maker, and Janet Risher and Richard F. Schmidt, as the Payee.
       3        Amended and Restated Stock Pledge Agreement dated August 16, 2005, by Billy V. Ray, Jr., as the Debtor, and Janet Risher and Richard F. Schmidt, as the Secured Party.

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Dated: November 23, 2005




                                          --------------------------------------
                                          JANET  RISHER